

October 30, 2008

Ms. Lisa Sharp
Avino Silver & Gold Mines Ltd.
455 Granville Street, Suite 400
Vancouver, British Columbia, V6C 1T1
Canada

Re: Avino Silver & Gold Mines Ltd.
            Form 20-F for Transition Period Ended December 31, 2007
            Filed July 15, 2008
            File No. 0-09266

Dear. Ms. Sharp:

        We have completed our review of your filing and do not, at this time, have any further comments.

                            Sincerely,

                            Karl Hiller
                            Branch Chief